Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of SEPTEMBER 2017	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Announces Consolidated Results for the Second Quarter and First Half of 2017

REVENUES INCREASED DESPITE DIFFICULT RETAIL ENVIRONMENT

RETAIL NETWORK DEVELOPMENT CONTINUES

MARGINS IMPROVE IN DIRECT OWNED STORES

STRATEGY STARTS TO GENERATE RESULTS

SECOND QUARTER 2017

  NET REVENUES FOR THE QUARTER WERE €117.9 MILLION, UP 7.3% FROM 2Q2016
  DOS OPERATIONS IMPROVED ON LIKE-FOR-LIKE BASIS
  4 NEW GENERATION STORES OPENED IN 1H2017
  3 NEW GENERATION MONO-BRAND STORES PLANNED TO OPEN BY YEAR END
  INDUSTRIAL MARGIN AT 35.1% UP FROM 34.2% IN 2Q2016
  HIGHER SG&A AS A RESULT OF OUR DIRECT-RETAIL EXPANSION PROGRAM
  NET LOSS FOR THE QUARTER OF €4.0 MILLION
  POSITIVE NET FINANCIAL POSITION AT THE END OF JUNE 2017 AT €13.6 MILLION

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--September 22, 2017--The Board of Directors of Natuzzi S.p.A. has approved second-quarter and half-year 2017 consolidated results.

Consolidated net sales for the second quarter of 2017 were €117.9 million, up 7.3% from €109.9 million reported in 2016 second quarter. Revenues generated by core business (sofas, beds and furnishings) were €109.1 million, up 5.0% compared to the second quarter of 2016.

In particular, furnishings net sales increased by 15.3% over prior year same quarter at €7.4 million and represented 20.2% of the Natuzzi Italia branded sales.

Natuzzi branded revenues increased 4.1% to €79.6 million, also due to an increase of 5.2% of the average price per seat. Within Natuzzi branded sales, we saw an increase from the Americas (+6.5%), and Asia-Pacific region (+13.8%). EMEA reported a decrease in sales (-1.1%) over the same period of last year, mainly due to our Italy-based Divani&Divani by Natuzzi network.

Our direct retail operations (DOS) generated sales of €15.1 million during the second quarter of 2017, increasing by 32.3% over the same period of last year. These sales represented 13.8% of our core business, compared to 11.0% of one year ago.

The actions implemented over the past few quarters on the Company’s owned stores have produced good results. In particular, during the second quarter of 2017, sales generated by our DOS network on a like-for-like basis have shown an increase both versus first quarter of 2017 (+17.7%) and second quarter of last year (+6.1%). Furthermore, considering the same like-for-like parameter, the DOS operating result for the second quarter of 2017 was positive (+€0.8 million), improving with respect to both 2017 first quarter (when we reported an operating loss of -€0.3 million) and 2016 second quarter (with an operating income of +€0.3 million). We saw improvements in our DOS in the UK, China, USA, Spain and Switzerland, while our Italy-based Divani&Divani by Natuzzi retail network is still under a restructuring phase. The recently acquired Mexican stores were still in the start-up phase in second quarter 2017.

More recent sales data for DOS confirm the positive trend experienced in the first part of the year: our order flow through the third week of September on a Like-for-Like store basis increased 3.4% over the same period of last year. When we include sales from our new stores, the increase over last year is 38.3% in DOS.

Consistent with the Group’s strategy to expand its presence in the direct-retail market to better control the entire value chain, we opened one DOS in West Palm Beach, Florida, USA, and acquired three Natuzzi Italia stores in Mexico, during the second quarter. Two directly operated Natuzzi Editions stores also opened in China in the second quarter of 2017. As of the date of this press release, the number of DOS is 60.

We already have plans to open five new-generation stores, three in the last quarter of 2017 and two in the first quarter of 2018.

Sales from our Softaly Division were €29.5 million, up 7.6% compared to the second quarter of 2016, as a result of the 15.2% increase in the Americas and 4.5% increase in EMEA. Sales from Asia-Pacific decreased by 31.2% in the second quarter of 2017, after increasing by 101.7% in the first three months of this year. In spite of such positive results in the quarter, Softaly "Private Label" division of the Natuzzi Group is still challenged by the limited number of accounts on the North American market which has caused a reduction of the volumes. We will present an extended program at the coming High Point market in October with the aim of adding new major Accounts. Europe keeps growing while in the APAC market the activities planned should bring the targeted results during the current year.

In the second quarter of 2017 the Group increased the industrial margin to 35.1% from 34.2% reported in the second quarter of 2016. The slight decrease in upholstered seats sold was more than offset by a better mix and by the double digit increase in furniture sales.

Transportation costs as percentage of net sales also improved to 8.9% as opposed to 9.8% in 2016 second quarter.

Over the past few quarters the Company started implementing its retail strategy in priority markets, such as North America and China. The execution of this strategy has required investments in the organization, which resulted in increased SG&A. We expect that such investments, whose return started to appear in second quarter 2017, will support additional turnover in the future.

For the reasons highlighted above, in spite of the overall improvement of the business, the Company reported a net operating loss of €2.9 million versus net operating loss of €1.0 million in the second quarter of 2016.

The Group reported a net loss for the second quarter of €4.0 million, from a loss of €0.8 million in the same period of last year.

For the first half of 2017, the Group reported a net loss of €14.7 million. Excluding €9.3 million as extraordinary accrual accounted for in the first quarter of 2017, net loss for the first semester would have been €5.4 million, from a net loss of €1.1 million in the same period of last year.

The Group’s Net Financial position was positive at €13.6 million, up from a €12.8 million reported at the end of first quarter of 2017.

Chairman and CEO Pasquale Natuzzi said, “Despite the troubles confronting our industry and retail in general, I am pleased to report the Natuzzi grew both revenues and industrial margin in the second quarter. This is a direct result of the work we are doing to grow our direct retail network through which we are generating sales of higher end product as well as more complete home furnishing packages. Focus on continuing to build for this growth is our highest priority. At the same time, we are taking steps to strengthen management in critical areas and are managing closely our administrative expenses during this period of rapid investment. Our brand has never been stronger and our drive never more directed. All indications are that our strategy is and will continue to succeed.”

Chief Financial Officer Vittorio Notarpietro added: “We have continued with the execution of the direct retail expansion program to boost our branded sales and the scale of the entire value chain. This has resulted in the opening of new points of sales, acquisition of existing stores and reinforcement of the retail organization, both at central and regional levels.

“All these activities require, by their nature, start up investments. We are just in the initial phase of such programs, and first results from our retail business model are emerging.

“We’ll continue to pay attention in managing capital needs for investments and working capital in order to successfully accomplish the DOS development program globally so to benefit from higher margins.”

****************************************

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global player in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the Italian lifestyle best-known brand in the furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2015) and has been listed on the New York Stock Exchange since 13 May 1993. Always committed to social responsibility and environmental sustainability, Natuzzi is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC certified (Forest Stewardship Council).

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the second quarter 2017 & 2016 on the basis of Italian GAAP
(expressed in millions Euro)

	Three months ended on		Change	Percentage of Sales
	30-Jun-17	30-Jun-16%		30-Jun-17	30-Jun-16

Upholstery net sales	101.6	97.4	4.3%	86.2%	88.6%
Furnishings net sales	7.4	6.5	15.3%	6.3%	5.9%
Other sales	8.8	6.1	45.3%	7.5%	5.5%
Total Net Sales	117.9	109.9	7.3%	100.0%	100.0%

Consumption (*)	(48.0)	(45.6)	5.1%	-40.7%	-41.5%
Labor	(21.0)	(19.2)	9.6%	-17.8%	-17.5%
of which: Provision for legal proceedings	0.0	0.0	N.M.	0.0%	0.0%
Industrial Costs	(7.6)	(7.5)	1.2%	-6.4%	-6.8%
of which: Depreciation, Amortization	(2.4)	(2.4)	-0.1%	-2.0%	-2.2%
Cost of Sales	(76.6)	(72.3)	5.9%	-64.9%	-65.8%

Industrial Margin	41.3	37.6	9.9%	35.1%	34.2%

Selling Expenses	(18.0)	(17.2)	4.7%	-15.3%	-15.7%
Transportation	(10.5)	(10.7)	-2.3%	-8.9%	-9.8%
Commissions	(2.7)	(2.4)	14.8%	-2.3%	-2.1%
Advertising	(4.8)	(4.1)	16.9%	-4.1%	-3.8%

Other Selling and G&A	(26.2)	(21.4)	22.6%	-22.2%	-19.4%
of which: Depreciation, Amortization	(1.0)	(0.8)	22.5%	-0.8%	-0.7%

Operating income/(loss)	(2.9)	(1.0)		-2.4%	-0.9%

Interest Income/(Costs), Net	(1.2)	(0.9)
Foreign Exchange, Net	0.6	1.5
Other Income/(Cost), Net	0.0	(0.2)
Earning before Income Taxes	(3.4)	(0.6)		-2.9%	-0.6%

Current taxes	(0.6)	(0.2)		-0.5%	-0.2%

Net Result	(4.1)	(0.8)		-3.5%	-0.8%

Minority interest	0.1	(0.0)

Net Group Result	(4.0)	(0.8)		-3.4%	-0.8%

Earnings per Share	(0.07)	(0.02)

(*) Purchases plus beginning stock minus final stock and leather processing

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the six months of 2017 & 2016 on the basis of Italian GAAP
(expressed in millions Euro)

	Six months ended on		Change	Percentage of Sales
	30-Jun-17	30-Jun-16%		30-Jun-17	30-Jun-16

Upholstery net sales	202.7	205.5	-1.4%	86.7%	89.1%
Furnishings net sales	15.5	12.3	25.8%	6.6%	5.3%
Other sales	15.6	12.8	21.9%	6.7%	5.5%
Total Net Sales	233.8	230.6	1.4%	100.0%	100.0%

Consumption (*)	(94.6)	(97.6)	-3.0%	-40.5%	-42.3%
Labor	(50.7)	(38.6)	31.2%	-21.7%	-16.8%
of which: Provision for legal proceedings	(9.3)	0.0	N.M.	-4.0%	0.0%
Industrial Costs	(15.6)	(15.4)	1.4%	-6.7%	-6.7%
of which: Depreciation, Amortization	(4.9)	(4.8)	2.7%	-2.1%	-2.1%
Cost of Sales	(160.9)	(151.6)	6.1%	-68.8%	-65.7%

Industrial Margin	72.9	79.0	-7.8%	31.2%	34.3%

Selling Expenses	(35.8)	(36.8)	-2.7%	-15.3%	-16.0%
Transportation	(20.8)	(23.1)	-10.0%	-8.9%	-10.0%
Commissions	(5.3)	(4.9)	7.7%	-2.3%	-2.1%
Advertising	(9.7)	(8.7)	10.9%	-4.1%	-3.8%

Other Selling and G&A	(50.1)	(42.1)	19.1%	-21.4%	-18.3%
of which: Depreciation, Amortization	(1.9)	(1.6)	18.8%	-0.8%	-0.7%

Operating income/(loss)	(13.1)	0.1		-5.6%	0.0%

Interest Income/(Costs), Net	(2.4)	(2.1)
Foreign Exchange, Net	1.3	1.6
Other Income/(Cost), Net	0.0	(0.2)
Earning before Income Taxes	(14.1)	(0.6)		-6.0%	-0.3%

Current taxes	(0.9)	(0.4)		-0.4%	-0.2%

Net result	(15.0)	(1.0)		-6.4%	-0.5%

Minority interest	0.4	(0.0)

Net Group Result	(14.7)	(1.1)		-6.3%	-0.5%

Earnings per Share	(0.27)	(0.02)

(*) Purchases plus beginning stock minus final stock and leather processing

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets at June 30, 2017 on the basis of Italian GAAP (Expressed in millions of Euro)

ASSETS	30-Jun-17	31-Dec-16

Current assets:
Cash and cash equivalents	55.7	65.0
Marketable debt securities	0.0	0.0
Trade receivables, net	46.6	53.1
Other receivables	24.2	25.6
Inventories	84.5	78.4
Unrealized foreign exchange gains	1.1	0.2
Prepaid expenses and accrued income	1.7	1.4
Deferred income taxes	1.2	1.1
Total current assets	215.1	224.8

Non-current assets:
Net property, plant and equipment	110.6	115.9
Other assets	8.1	6.5
Total non-current assets	118.7	122.4

TOTAL ASSETS	333.8	347.2

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank overdrafts	23.8	18.2
Current portion of long-term debt	3.5	11.6
Accounts payable-trade	67.6	70.5
Accounts payable-other	29.9	25.1
Accounts payable-shareholders for dividends	0.2	0.6
Unrealized foreign exchange losses	0.0	1.3
Income taxes	0.7	1.7
Deferred income taxes	0.6	1.8
Salaries, wages and related liabilities	15.2	19.4
Total current liabilities	141.5	150.2

Long-term liabilities:
Employees' leaving entitlement	17.8	17.8
Long-term debt	14.8	6.3
Deferred income taxes - long term	0.0	0.0
Deferred income for capital grants	7.0	7.2
Other liabilities	22.5	13.3

Total long-term liabilities	62.0	44.6

Minority interest	2.9	3.4

Shareholders' equity:
Share capital	54.9	54.9
Reserves	11.5	11.5
Additional paid-in capital	0.0	0.0
Retained earnings	61.0	82.7

Total shareholders' equity	127.3	149.0

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	333.8	347.2

Unaudited Consolidated Statements of Cash Flows
(Expressed in millions of Euro)	30-Jun-17	31-Dec-16
Cash flows from operating activities:
Net result	(15.0)	(6.5)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	6.8	13.0
Other non monetary costs (revenues)	(3.7)	0.7
One-time termination benefit accruals		3.1
Receivables, net	6.7	9.7
Inventories	(4.2)	3.4
Accounts payable	(2.7)	9.8
Other changes in assets and liabilities	14.7	(2.8)
One time termination benefit payment	(10.0)	(4.5)
Total adjustments	7.7	32.5

Net cash generated/(used) by operating activities	(7.4)	26.0

Cash flows from investing activities:
Property, plant and equipment:
Additions	(3.7)	(6.6)
Disposals	(0.1)	0.5
Goverment grants received	0.0	0.0
Dividends paid to minority interests	(0.5)	(0.4)
Purchase of business, net of cash acquired	(1.4)	(5.9)
Disposal/devaluation of business	0.0	1.6

Net cash generated/(used) by in investing activities	(5.7)	(10.7)

Cash flows from financing activities:
Long-term debt:
Proceeds	3.5	2.3
Repayments	(3.2)	(3.4)
Bank overdrafts	5.7	(0.8)
Capital injection	0.0	0.0
Net cash generated/(used) by financing activities	6.0	(1.9)

Effect of translation adjustments on cash	(2.2)	(0.9)

Increase (decrease) in cash and cash equivalents	(9.2)	12.5

Cash and cash equivalents, beginning of the year	65.0	52.5

Cash and cash equivalents, end of the period	55.7	65.0

CONTACT:
FOR INFORMATION:
NATUZZI INVESTOR RELATIONS
Piero Direnzo, +39.080.8820.812
pdirenzo@natuzzi.com
or
NATUZZI US MEDIA CONTACT
Meg Carlozzi (PR), +1-917-330-8769
meg.carlozzi@gmail.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office), +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	SEPTEMBER 22, 2017	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi